Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
Commission File No.: 1-33488
This filing, which includes an email from a Senior Manager of Investor Relations of BMO Financial Group, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2009 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, Senior Vice-President at 416-867-6656, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

From:	[redacted]

Sent:	Tuesday, December 21, 2010 5:54 PM

To:	[redacted]

Subject:	BMO Acquisition of M&I
Dear Shareholder,
Thank you very much for your letter about BMO’s acquisition of M&I.
The acquisition is consistent with BMO’s stated objective of expanding its North American banking business in the U.S. and is a good financial fit.
The combined operations will create 11th largest bank by branches in North America and the 15th largest commercial bank by assets in the U.S.
It transforms BMO’s competitive position in the U.S. Midwest by bringing together highly complementary businesses that align well with BMO’s retail, commercial, and asset/wealth management businesses in the U.S. It also increases scale and provides strong entry into other attractive markets, including Minnesota, Missouri, and Kansas, and expansion in Indiana and Wisconsin.
The transaction is expected to provide attractive financial returns for BMO. It has an estimated internal rate of return to BMO of more than 15% and is expected to be accretive to BMO’s earnings in 2013, excluding one-time merger and integration costs of approximately C$540 million.
Again, thank you for sharing your views with us.
For further information about the transaction and Bank of Montreal, please visit the Investor Relations website at www.bmo.com.
Best Regards,
[redacted]
 Senior Manager, Investor Relations
BMO Financial Group
Phone: [redacted]
Fax: [redacted]
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Caution regarding forward looking statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, statements with respect to the acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. Assumptions about current and expected capital requirements, M&I’s revenues and expenses, potential for earnings growth as well as costs associated with the transaction, and expected synergies were material factors we considered in estimating the internal rate of return to BMO and our estimate of the acquired business being accretive to BMO’s earnings in 2013. Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2009 Annual Rep ort on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
Additional information for shareholders
In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, Senior Vice-President at 416-867-6656, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
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